As filed with the Securities and Exchange Commission on August 27, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) OR 13(e)(1) of the Securities
Exchange Act of 1934

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred Shares, without par value
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 50,000 shares of Preferred Stock
Common Shares, without par value
(Title of Class of Securities)

87943B102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
EX-99.1.1: AMENDED ENGLISH TRANSLATION OF NOTICE OF MATERIAL FACT

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended English translation of Notice of Material Fact dated August 25, 2004.